Cellteck Inc.

1200 West 73rd Ave.

Vancouver, B.C., V6P 6G5

July 11, 2008

Brian R. Cascio

Account Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

CellTeck Inc.

Amended Registration Statement on Form 10

File No. 0-53246

Dear Mr. Cascio:

This letter sets forth the responses of CellTeck Inc. (the “Company”) to the comments contained in your letter, dated June 20, 2008, relating to the Registration Statement on Form 10 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on May 19, 2008. The preliminary comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

The Company is filing, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Enclosed are three copies of a clean version of Amendment No. 2, as well as three copies of a black lined version of Amendment No. 2, marked to show changes from the Registration Statement filed on May 19, 2008.

Please note that Amendment No.1 has been updated to include the financial data of the Company through March 31, 2008.

Brian R. Cascio	2	July 11, 2008

Summary Financial Data and Selected Financial Data, pages 16 and 31

1.

Please revise the summary financial data and selected financial data on pages 16 and 31 for the following:

•

The reference to December 31, 2006 period should clearly indicate that these amounts are for the three months December 31, 2006.

In response to the Staff’s comment, the Company has revised the disclosure in Summary Financial on page 16 and the Financial Data on page 31, of Amendment No. 2, to include three months ended December 31, 2006 ..

•

Remove “operating income” and “income from operations” or tell us where these captions are presented in your statements of operations.

In response to the Staff’s comment, the Company has revised the disclosure in Summary Financial on page 16 and the Financial Data on page 31, of Amendment No. 2, to include operating income and income from operation and added administrative ..

•

Present net income (loss) for the fiscal year ended September 30, 2006 and net income (loss) per share for all periods.

In response to the Staff’s comment, the Company has revised the disclosure in Summary Financial on page 16 and the Financial Data on page 31, of Amendment No. 2, to include present net income (loss) ended September 30, 2006 and net loss income (loss) per share for all periods.

•

Tell us the nature of long-term obligations and how these amounts agree with the balance sheets on page F-3. We note that amounts in the financial statements are titled accounts payable and are classified as current assets.

In response to the Staff’s comment, the Company has revised in Summary Financial on page 16 and the Financial Data on page 31, of Amendment No. 2, a change to include long-term obligations to Accounts Payable to comply with the financial statement ..

Unaudited Pro Forma Financial Information, page 31

2.

Please tell us the reason that you have provided the pro forma financial info on pages 31 and 32 and how this information complies with the requirements of Rule 8-05 and Article 11 of Regulation S-X. In addition, tell us why you have not provided pro forma statements of operations. Please separately discuss each pro forma adjustment; including the reason that accounts payable-related parties is eliminated through capital excess of par value.

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 2, including on the former page 31 , by removing Pro-Forma , as within the requirement of Rule 8-05 and Article 11 of Regulation S-X between wholly owned subsidiary and parent .

3.

We reference the disclosure on page 17 that you will incur non-recurring separation costs as part of the transaction. Please tell us whether these estimated costs have been included in the pro-forma financial information.

In response to the Staff’s comment, the Company has revised the disclosure by removing “See Pro-Forma Financial” on former page 31 and added “See Operating Budget” on page 3 5, of Amendment No.2.

The Company has revised the disclosure throughout Amendment No. 2, including on the former page 31 , by removing Pro-Forma , as within the requirement of Rule 8-05 and Article 11 of Regulation S-X between wholly owned subsidiary and parent .

The Company has added disclosure on the estimated separation costs and included these together in our operational budget year one as an independent stand-alone public company on page 31 in Amendment No.2 ..

Financial statements for march 31, 2008, pages 33-38

4.

Please tell us why you have presented the interim financial statements on pages 33-38 and have repeated these on pages f-11 to f-15. Please consider the need to remove the financial statements on pages 33-38 since these have been included in the financial statements section.

In response to the Staff’s comment, the Company has revised the disclosure by removing the interim financial statements pages 33-38 in Amendment No. 2.

Managements Discussion and Analysis, starting on page 39

5.

Please revise and provide a discussion of your results and operations, liquidity and capital Resources for the annual interim periods are required by items 303 of regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure by revising Management D iscussion on page 33, by adding financial comparison for results of operations, liquidity and capital resources as required by items 303 of regulation S-K, in Amendment No.2.

6.

In addition, please revise to discuss your specific plan of operations, including plans and timing to develop your products and services and plans to re-establish your professional Athletes Testimonial Program and to create a value added proposition for wholesalers of Like products and developing distribution networks your discussion should also include your expanding financing needs and sources.

In response to the Staff’s comment, the Company has revised the disclosure throughout, include on page 38 Business Strategy, by adding further explanation with respects to the bankruptcy proceeding of our parent, the perception of these bankruptcy proceedings negatively affected our ability to advance our marketing and sales campaign involving the Professional Athletics Testimonial Program as a subsidiary; upon the completion of the spin-off transactions, as an independent Public company, the plan to resume the Professional Athletics Testimonial Program marketing campaign in internet, retail, wholesale and distribution markets; plan to package the Professional Athletics Testimonial Program as a value added marketing recognition program and develop new distribution opportunities with existing distributor channels  of similar product offerings, in Amendment No.2 ..

The Company has added disclosure on the estimated costs in the pursuit of these mandates and included these together in our operational budget year one as an independent stand-alone public company on page 31 in Amendment No.2 ..

7.

We read in the financial discussion on page 40 that the financial statements have been presented using the historical basis of assets and liabilities of these businesses. We also note the discussion that these assets and liabilities may differ upon completion of the transactions. Please clarify why the assets and liabilities would differ after the spin-off and why they would not be presented using the same historical basis as before the spin-off.

In response to the Staff’s comment, the Company revised throughout the disclosure, including on page 34 of Amendment No. 2, under Liabilities and Deficit, that the accounts payable will be payable subsequent to the conclusion of the spin-off transactions through the issuance of preferred shares to creditors ..

8.

Please tell us how the amounts in the discussion of the planned debt restructuring on pages 41 and 53 agree with the amounts in your pro forma financial information page 32. In addition, clarify why the discussion on page 53 references the transaction as a forgiveness of debt. Please revise the filing to disclose the nature of this transaction, including whether it is a debt conversion or forgiveness and clearly disclose the related accounting treatment.

In response to the staff’s comment, the Company has revised the disclosure by removing Pro-forma information throughout Amendment No. 2, as within the requirement of Rule 8-05 and Article 11 of Regulation S-X between wholly owned subsidiary and parent , in Amendment No.2.

In response to the staff’s comment, the Company has revised the disclosure throughout, including page former 53, by disclosing the nature of the debt conversion as a conversion of debt categorized as accounts payable, through the issuance of preferred shares, in Amendment No.2.

Financial Statements

Report of  Independent Certified Public Accountants, page F-2

9.

Please have your auditors revise the first and third paragraphs of their audit report on page F-2 to also refer to the balance sheets as of December 31,2006 and September 30,2006.

In response to the Staff’s comment, the Company has r evised the disclosure on page F-2 Report of Independent Certified Public Accounting to include December 31, 2006 and September 30, 2006 , in Amendment No.2.

Balance Sheets, page F-3

10.

Please tell us why you have included the caption "accumulated deficit during development stage" in your balance sheets. We note that you have reported revenues for each period and there is also no indication elsewhere in the financial statements that you are a development stage enterprise.

In response to the Staff’s comment, the company has r evised the disclosure on page F-3 Balance Sheet and r emoved during development stage , in Amendment No.2.

11.

We note that the accumulated deficit amounts each year have brackets except for the December 31, 2006 amount. Please revise the accumulated deficit as of December 31, 2006 to indicate that this is a deficit.

In response to the Staff’s comment, the Company has r evised the disclosure on page F-3 Balance Sheet to include brackets , in Amendment No.2.

Statements of Operations, page F-4

12.

Please tell us whether there are any costs of goods sold related to your revenues and where these amounts have been included n your statements of operations on page F-4.

In response to the Staff’s comment, the Company has r evised in the disclosure on page F-4 Statements of Operations to include costs of goods sold, in Amendment No.2.

Statements of Cash Flows, page F-6

13.

Please revise the caption to include the period of the financial statements that are presented for September 30, 2006.

In response to the Staff’s comment, the Company has r evised in the disclosure on page F-6 Statements of Cash Flows to include September 30, 2006 and added and the Year Ended September 30, 2006 , in Amendment No.2.

Note 1. Organization, page F-7

14.

Please review to discuss the changes in your organization that resulted in your presentation of financial statements for the three months ended December 31,2006.

In response to the Staff’s comment, the Company has r evised in the disclosure on page F-7 Note 1, Organization to include; t he calendar year was changed from September 30 to December 31 resulting in a short three months period year-end , in Amendment No.2.

Note 2. Summary of Significant Accounting Policies, starting on page F-7

General

15.

Please review to include your accounting policy for inventory, including evaluating inventory obsolescence. Also, please disclose the components of inventory. For guidance, see Rule 5-02(6) of Regulation S-X.

In response to the Staff’s comment, the Company has r evised the disclosure on page F-7 Summary of Significant Accounting Policies to include an Inventory section reads as follows:   Inventories are stated at the lower of cost of market using the first in first out method , in Amendment No.2.

Revenue Recognition, page F-8

16.

Please revise to expand your accounting policy for revenue recognition. Your disclosure should include your specific policy for all the products and services. In addition, clarify how you report revenue on products for which you are the master distributor, as discussed on page 42, versus products which are transferred to other distributors and sold to end users. Please clarify how your policy meets the requirements of Topic 13 of the Staff Accounting Bulletin.

In response to the Staff’s comment, the Company we r evised the disclosure on page F-8 Revenue Recognition to include, r evenue is principally generated by the sale of Safe Cell Tab Product, recognized as income at invoice. This revenue recognition is consistent for all sales modalities, including internet, retail, wholesale and distribution.  At invoice, the company has substantially completed the sales function and revenue is reasonably assumed to be completed. Returns of products are recognized against current revenue , in Amendment No.2.

Note 3. Bankruptcy, page F-9

17.

 Please revise to clearly disclose the impact that bankruptcy matters discussed in Note 3 are expected to have on the registrant going forward.  In addition, discuss the impact that these matters had on the financial statements included in this filing.

In response to the Staff’s comment, the Company r evised the disclosure throughout, including on page F-9 Note 3. Bankruptcy to include, On March 25th, 2005 two of the note holders of the parent of the Company (, China Ivy School, Inc. (formally Claremont Technologies Corp) (CTC)CIS), filed an involuntary petition of bankruptcy against the CTCCIS under Chapter 11 of the United States Code. They were subsequently joined by two other note holders. CTCCIS answered and denied various allegations of the Petition.  The parties conducted extensive discovery and on June 7, 2005 a hearing was held in the United States Bankruptcy Court for the District of Nevada, and the parties announced that they were working towards a tentative settlement which would result in a restructuring of the Parent Company’s liabilities.   Four petitioning creditors submitted a motion to convert the pending Chapter 11 to a liquidating Chapter 7, however, the court dismissed the petition for bankruptcy on April 18, 2006. Since the dismissal a large part of the liabilities of the parent have been paid or settled.  There may be asserted claims against the Company as result of the above actions. The settlement included a Bar of further action against the parent with respect to this matter. The subsidiary was not named in the bankruptcy proceeding. The perception of the parent’s bankruptcy affected the subsidiary’s ability to actively continue the Professional Athletes Testimonial Program and to effectively fulfill its business mandate , in Amendment No.2.

Note 4. Significant Transactions with Related parties, page F-9

18.

Please tell us why you have not imputed interest on the amounts due to related parties. Refer to SAB Topic 1.B.1. In addition, throughout the filing you use different terms to refer to the amounts you owe to related parties. for example, you have used the terms "long-term obligations" (page 16), "debt" (page 14), "accounts payable" (page F-2, and "loans" (page F-9). Please revise the filing to clearly disclose the nature of these amounts due to related parties.

In response to the Staff’s comment, the Company r evised the disclosure on page F-9 Significant Transactions with Related parties to include, a ll of the outstanding stock of the Company was acquired by China Ivy School, Inc. (formally Claremont Technologies Corp) on August 22, 2003 (amended on March 31, 2004). Former officer-directors have made demand, no interest, loans to the Company in the aggregates of $197,464, represented as an accounts payable. Approximately $64,000 of this amount was on the books of the company at the time of the acquisition transaction of Safe Cell Tab by the parent.  The remaining approximately $133, 000 was advanced for operating expenses of the company since 2004. This accounts payable item is continually changing and ongoing, increasing approximately $3,000 per month for operating expenses for the company. The company position on the demand loan is interest free and open accounts payable. Without further terms agreed to, articulated or implied , in Amendment No.2.

Note 5. Going concern, page F-9

19.

Please revise to disclose your viable plan of operations to address your going concern issues as required by FRC 607.02.

In response to the Staff’s comment, the Company r evised the disclosure on page F-9 Going concern to include, s ubsequent to December 31, 2007 The Company will issue preferred shares for debt in the amount of approximately $190,000 and the company been debt free. Furthermore, the related parties operating line of credit in the amount of $150,000 is available to the company to meet its operating and financial obligations for the subsequent twelve months period. Management believes the removal of debt and the operating line of credit will be sufficient to meet the company’s financial requirements , in Amendment No.2.

Interim Financial Statements

20.

Please revise to comply with our comments above on the audited annual financial statements.

In response to the Staff’s comment, the Company r evised this disclosure Interim Financial Statements on page F-10   to comply with your comments above , in Amendment No.2.

21.

Please revise your footnotes to the interim financial statements to include the standard representations required by Instruction 2 to Rule 8-03 of Regulation S-X.

In response to the Staff’s comment, the Company r evised the disclosure on page F-13 foot notes to interim financial statements to include representation required by instruction 2 rule 8-03 of the regulation S-X and reads as follows in Amendment No.2:

1.  FINANCIAL STATEMENTS

The accompanying balance sheet of Safe Cell Tab, Inc. at March 31, 2008 and the statement of cash flows for the three months ended March 31, 2008 and 2007 have been prepared by the Company’s management in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature.

22.

We reference your discussion of subsequent events related to the Transaction on pages 16 and 17. please tell us why this information in not presented in a subsequent event note in your financial statements.

In response to the Staff’s comments, the Company r evised the disclosure to note to the interim financial statement on F1 5 to include discussion of subsequent event as follows in Amendment No.2 :

During July 2008 the Company plans to complete a reorganization and recapitalization by a name change of “Safe Cell Tab, Inc.” to “Cellteck Inc.” and a change in the domicile to the state of Nevada. The authorized capital will be changed by increasing the common stock to 300,000,000 shares and adding preferred stock of 100,000,000 shares, all at a par value of $.0001.  The method of separation is a spin off of the common shares of subsidiary to the common shareholders of the parent by way of pro-rata distribution of non cash special dividend whereby each common share of parent  held will receive one common share of subsidiary.  The preferred shares will have voting rights of ten votes for each share.  Part of the reorganization includes the payment of debt due related parties by the issuance of preferred shares.

We will incur non-recurring separation costs, which include costs for rebranding and brand launch, information technology systems and infrastructure transition, and employee and other costs. We expect to fund these costs from available cash. Due to the scope and complexity of the underlying projects, the amount of these costs could increase or decrease materially and the timing of incurrence of these costs could change.

In addition there will be annual costs that will result from establishing or expanding the corporate support services for our business, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, pension management, legal, procurement and other services. We expect these costs to be substantially similar to our historical costs. With the exception of newly created investor relations, which will increase materially. As the Company grows its business, the annual costs will increase in accordance to average standards of independent public companies.

If you have any questions regarding this letter, please do not hesitate to call Gus Rahim at (604) 267-7032 Fax (604) 267-7032 or Vincent McGill at (212) 779-9928.

Sincerely,

/S/ Gus Rahim
Gus Rahim

Enclosures